CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended March 31, 2011 of CAE Inc. of our report dated May 19, 2011 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting which appears in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-97185) of our report dated May 19, 2011 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in CAE Inc.’s Annual Report on Form 40-F for the year ended March 31, 2011.

1 Chartered accountant auditor permit No. 12300

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.